Exhibit 99.1

FOR RELEASE November 29, 2010

Pure Nickel’s Tower Property Under Option With Rockcliff Resources Inc. Continues to Hit High Grade
Copper-Gold Mineralization

TORONTO: November 29, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today reported that its option partner in central Manitoba on the Tower Property, Rockcliff Resources Inc. (TSXV: RCR), has announced that the preliminary drilling has continued to intersect high grade copper-gold mineralization. The Tower Zone remains open in all directions and has been intersected by widely spaced (100-200m drill centers) drill holes over a strike length of 800m and to a vertical depth of almost 500m.

High grade results from holes 4 and 5 are highlighted below.

  7.0% copper, 2.0g/t gold, 1.3% zinc and 32.2g/t silver across 2.65m including 11.5% copper, 2.7g/t gold, 2.0% zinc and 49.7 silver across 1.00m (hole 4);

  3.3% copper, 0.3g/t gold, 0.8% zinc and 17.6g/t silver across 7.45m including 9.8% copper, 0.9g/t gold, 2.2% zinc and 51.5g/t silver across 2.4m (hole 5);

As reported by Rockcliff, the geophysical bore hole surveys have clearly identified a significant untested area of high conductance representing massive sulphides along strike and at depth to the existing high grade copper-gold drill intercepts.

Significant assay results and drill information from drill holes TP10-003 to TP10-005 are tabulated below. Please see press release dated November 10, 2010 outlining additional high grade copper-gold results from TP10-001 and 002. The lengths reported below are drill intersected core lengths and do not represent true widths.

Borehole	From (m)	To (m)	Length (m)	Copper %	Gold g/t	Zinc %	Silver g/t	Grid /Azimuth/Dip/depth
TP10-003	490.00	493.00	3.0	0.3	0.01	0.1	2.1	1N, 2+13W/100/70/602.6m
includes	490.00	490.20	0.2	2.3	0.03	0.02	6.0

TP10-004	212.30	214.65	2.65	7.0	2.0	1.3	32.2	3N, 0+95W/90/55/290.0m
includes	213.95	214.95	1.00	11.5	2.7	2.0	49.7

TP10-005	293.20	300.65	7.45	3.3	0.3	0.8	17.6	3N, 0+95W/90/67/380.0m
includes	298.00	300.40	2.40	9.8	0.9	2.2	51.5

Under the terms of the Option Agreement with Pure Nickel of February 21, 2008, Rockcliff can earn up to a 70% interest in the property. Rockcliff must pay $150,000 in incremental payments to Pure Nickel over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest.

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Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc., is the Qualified Person under the definition of National Instrument 43-101 is responsible for the technical information reported by Rockcliff.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
CEO
T. (416) 868-1079 x231
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com

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